Exhibit 99.2

(An exploration stage company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF AURYN RESOURCES INC.

FOR THE SIX MONTHS ENDED JUNE 30, 2017

Dated: August 10, 2017

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and

Results of Operations for the Six Months Ended June 30, 2017

HIGHLIGHTS FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND THE PERIOD UP TO AUGUST 10, 2017

Corporate highlights

•	On August 3rd, 2017, the Company announced that it has acquired the rights, through two separate transactions, to the Tacora and Andamarca properties that are contiguous to the Huilacollo gold epithermal project in the Tacna province of Southern Peru.

•	On July 17th, 2017, the Company’s common shares commenced trading on the NYSE-American under the US symbol AUG.

•	In February 2017, the Company acquired 19 prospecting permits along the Gibsons MacQuoid greenstone belt in Nunavut, Canada. These permits are located between the Meliadine deposit and Meadowbank mine and encompass approximately 120 km of strike length of the prospective greenstone belt and total 329,000 hectares collectively.

•	On January 24, 2017, the Company completed a brokered equity offering of 9,542,402 common shares for total gross proceeds of approximately $41.2 million involving Goldcorp Inc. as the primary investor.

Operational highlights

•	On July 17, 2017, the Company initiated it 15,000-meter core drill program at the Homestake Ridge project located in British Columbia, Canada.

•	On June 13, 2017, the Company commenced its 2017 exploration program in Nunavut. During the course of the program, the Company anticipates drilling 25,000 metres across multiple target areas at Committee Bay and conducting a belt-wide geochemical survey at Gibson MacQuoid. To date, the Company has completed more than 20,000 meters of drilling.

•	In February 2017, the Company released results from its initial geochemical program at the Sombrero skarn-porphry gold-copper oxide project located in southern Peru. Trenching results include 53 meters of 1.75g/t Au (including 14 meters of 5.23g/t Au) of oxide mineralization at the margin of a newly discovered 2.3 kilometer by 500 meter gold-in-soil anomaly. In addition, the mineralized footprint of the Sombrero project was significantly expanded with selective grab samples returning up to 7.54g/t gold and 16.0 % copper in areas that have not been sampled historically.

•	In January 2017, the Company announced the discovery of two new gold-in-soil anomalies at its Huilacollo project in southern Peru. These anomalies were defined in the southern half of the project area and are 1300 meters by 250 meters and 550 meters by 150 meters, respectively. This discovery is in addition to the existing known mineralization located in the northwest portion of the project where previously drilling has defined an area of continuous gold oxide mineralization.

< Refer to the page 3 for cautionary wording concerning forward-looking information>

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AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and

Results of Operations for the Six Months Ended June 30, 2017

1.1.1       Date and forward-looking statements

This Management Discussion and Analysis (“MD&A”) of Auryn Resources Inc. (the “Company” or “Auryn”) has been prepared by management to assist the reader to assess material changes in the condensed interim consolidated financial condition and results of operations of the Company as at June 30, 2017 and for the three and six months then ended. This MD&A should be read in conjunction with the condensed interim consolidated financial statements of the Company and related notes thereto as at and for the three and six months ended June 30, 2017 and 2016. The condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). The accounting policies followed in these condensed interim consolidated financial statements are the same as those applied in the Company’s most recent audited annual consolidated financial statements for the year ended December 31, 2016. All financial information has been prepared in accordance with International Financial Reporting Standards (“IFRS” or “GAAP”) and all dollar amounts presented are Canadian dollars unless otherwise stated.

The effective date of this MD&A is August 10, 2017.

1.1.2       Forward-looking statements and risk factors

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company, including but not limited to statements with respect to the Company’s plans or future financial or operating performance, the estimation of mineral reserves and resources, conclusions of economic assessments of projects, the timing and amount of estimated future production, costs of future production, future capital expenditures, costs and timing of the development of deposits, success of exploration activities, permitting time lines, requirements for additional capital, sources and timing of additional financing, realization of unused tax benefits and future outcome of legal and tax matters.

The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate”, “believe”, “estimate”, “expect”, “budget”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

The statements reflect the current beliefs of the management of the Company, and are based on currently available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Company to differ materially from those expressed in, or implied by, these statements. These uncertainties are factors that include but are not limited to risks related to international operations; risks related to general economic conditions; actual results of current exploration activities and unanticipated reclamation expenses; fluctuations in prices of gold and other commodities; fluctuations in foreign currency exchange rates; increases in market prices of mining consumables; possible variations in mineral resources, grade or recovery rates; accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; changes in national and local government regulation of mining operations, tax rules and regulations, and political and economic developments in countries in which the Company operates; as well as other factors. Additional information relating to the Company and its operations is available on SEDAR at www.sedar.com and on the Company’s web site at www.aurynresources.com.

The Company’s management reviews periodically information reflected in forward-looking statements. The Company has and continues to disclose in its MD&A and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking statements and to the validity of the statements themselves, in the period the changes occur. Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

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AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and

Results of Operations for the Six Months Ended June 30, 2017

1.1.2       Forward-looking statements and risk factors (continued)

The operations of the Company are speculative due to the high-risk nature of its business which is the exploration of mining properties. For a comprehensive list of the risks and uncertainties facing the Company, please see “Risk Factors” in the Company’s most recent annual information form. These are not the only risks and uncertainties that Auryn faces. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair its business operations. These risk factors could materially affect the Company's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2016 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

1.2.1       Description of business

Auryn Resources Inc. (“Auryn” or the “Company”) is an exploration company focused on the acquisition, exploration and development of mineral resource properties. Auryn’s principal mineral property is the Committee Bay gold project located in Nunavut Canada. The Company also holds a 100% interest in the Homestake Ridge Project located within the Iskut-Stewart-Kitsault belt, in northwestern British Columbia and a substantial project portfolio in Peru.

The Company was incorporated under the British Columbia Business Corporations Act on June 9, 2008 under the name Georgetown Capital Corp. Subsequently on October 15, 2013, the Company changed its name to Auryn Resources Inc. and is a reporting issuer in the provinces of British Columbia, Ontario and Alberta. The Company is listed on the Toronto Stock Exchange under the symbol AUG and effective July 17, 2017, the Company’s common shares commenced trading on the NYSE American under the US symbol AUG.

The Company’s principal business activities include the acquisition, exploration and development of resource properties. The head office and principal address of the Company are located at 1199 West Hastings Street, Suite 600, Vancouver, British Columbia, V6E 3T5.

1.2.2       Committee Bay and Gibson MacQuiod projects

Figure 1 – regional map showing the locations of the Committee Bay and Gibson MacQuiod projects, adjacent mineral operations.

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AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and

Results of Operations for the Six Months Ended June 30, 2017

1.2.2        Committee Bay and Gibson MacQuiod projects (continued)

The Committee Bay Project is comprised of more than 380,000 hectares situated along the Committee Bay Greenstone Belt approximately 180 km northeast of the Meadowbank mine operated by Agnico Eagle Mines Limited and extends more than 300 km northeast.

The Committee Bay belt comprises one of a number of Archean aged greenstone belts occurring within the larger Western Churchill province of north-eastern Canada. The character and history of rock packages, and the timing and nature of mineralization occurring within the belt is considered to be equivalent to that of other significant gold bearing Archean greenstones within the Western Churchill Province, which hosts deposits such as Meadowbank, Meliadine and the newly discovered Amuraq.

Ownership

The Committee Bay project is held 100% by Auryn subject to a 1% Net Smelter Royalty (“NSR”) on the entire project and an additional 1.5% NSR on a small portion of the project. The 1.5% NSR is payable on only 7,596 hectares and is buyable within two years of the commencement of commercial production for $2,000,000 for each one-third (0.5%) of the NSR.

Mineral resources

High-grade gold occurrences are found throughout the 300 km strike length with the most advanced being the Three Bluffs deposit that contains the mineral resource as listed in the table below: *(refer to NI43-101 report dated May 31, 2017 filed under Auryn’s profile at www.sedar.com).

Class		Cut off grade (g/t Au)	Tonnes (t)	Gold grade (g/t Au)	Contained Au (oz)
May 31, 2017 Resource
Indicated	Near Surface Underground	3.0 4.0	1,760,000 310,000	7.72 8.57	437,000 86,000
			2,070,000	7.85	524,000
Inferred	Near Surface Underground	3.0 4.0	590,000 2,340,000	7.56 7.65	144,000 576,000
			2,930,000	7.64	720,000

Table 1: Three Bluffs indicated and inferred resource. See section 1.2.6 for cautionary language concerning mineral resources.

The Three Bluffs deposit remains open along strike and at depth. Future programs will aim to significantly expand upon the current resource.

Acquisition

The Committee Bay project was acquired through the Company’s acquisition of North Country effective September 25, 2015 for a total purchase price of approximately $18.4 million. Pursuant to a plan of arrangement, each outstanding share of North Country was exchanged for 0.1 of a common share of Auryn and resulted in the issuance of 13,838,894 common shares, with a fair value of $1.22 per common share, and 840,000 replacement stock options, with a weighted average fair value of $0.16 per option. The fair value of the common shares was determined using the last closing market price of the Company’s shares on the day of the acquisition.

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AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and

Results of Operations for the Six Months Ended June 30, 2017

1.2.2        Committee Bay and Gibson MacQuiod projects (continued)

2017 Resupply and staging operations at Committee Bay

In preparation its 2017 drill campaign at Committee Bay, the Company purchased and shipped approximately $1.6 million of supplies, including 4,000 drums of fuel, via summer barges to Baker Lake. This approach significantly lowered the overall cost of fuel delivered to the project site and has provided the flexibility to expand operations as required. A total of 69 Boeing 767-200 and 25 Convair 580 flights were brought into the Hayes Camp ice strip to mobilize these supplies.

In addition, a further 4,000 drums of diesel and jet fuel have been purchased for 2018 programs for a total of approximately $1.6 million, inclusive of delivery charges. These costs were included in prepaid expenses and deposits at June 30, 2017 as the delivery took place subsequently to the reporting period. The Company expects to mobilize this fuel to the project site in Q1 of 2018.

2017 Exploration program at Committee Bay

As of the date of this M&DA, the Company has successfully drilled approximately 22,000 of the planned 25,000 meters of Rotary Air Blast (“RAB”) drilling at Committee Bay. This drilling has been spread across 13 different target areas. So far the Company has yet to receive majority of the assay results from this program and anticipates releasing these results later in Q3 and into Q4 of 2017.

As at June 30, 2017, expenditures incurred on the project have amounted to $48.6 million, of which $9.1 million have been incurred during the six months ended June 30, 2017. The Company anticipates completing its drill program by early September at a total cost of approximately $20,000,000.

Gibson MacQuiod

In early 2017, the Company acquired several prospecting permits along the Gibsons MacQuoid greenstone belt in Nunavut, Canada. These permits are located between the Meliadine deposit and Meadowbank mine. The 19 prospecting permits encompass approximately 120 km of strike length of the prospective greenstone belt and total 329,000 hectares collectively. The acquisition of the prospecting permits cost approximately $100,000 and provides Auryn exploration rights over the area for a total of three years with the exclusive right to stake minerals claims within the area.

The Gibsons MacQuoid Greenstone belt is one of a number of Archean aged greenstone belts located in the Western Churchill province of north-eastern Canada. These gold bearing Archean greenstone belts host deposits such as the Meadowbank, Amaruq, and Meliadine deposits. In particular, the highly magnetic signature of the GMB is consistent with the other productive greenstone belts in the eastern Arctic that host large-scale gold deposits.

The Gibsons MacQuoid greenstone belt has received no systematic gold exploration with previous work limited to short reconnaissance programs conducted by Comaplex Minerals during 1989 and 1993 that collected isolated rock samples. Within Auryn’s prospecting permits two documented gold showings that resulted from these reconnaissance programs have returned up to 12.9g/t Au in quartz veins in the northern showing and up to 2.2g/t in banded iron formation in the southwest showing.

As of the date of this M&A, the Company has commenced its belt wide geochemical survey at Gibsons MacQuoid. The Company anticipates this to be complete by the end of September 2017 with results following in Q4 2017.

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AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and

Results of Operations for the Six Months Ended June 30, 2017

1.2.3        Homestake Ridge project

The Homestake Ridge project is located in the Kitsault Mineral district in north-western British Columbia and covers approximately 7,500 hectares.

Figure 2 – regional map showing the location of the Homestake Ridge project and adjacent mineral operations. * See table 2.

Acquisition

On September 7, 2016 the Company completed the acquisition of 100% of the issued and outstanding shares of Homestake for total consideration of approximately $15.4 million pursuant to a plan of arrangement (the “Arrangement”). Under the terms of the Arrangement, Homestake shareholders received one Auryn share for each seventeen (17) Homestake common shares held.

The Homestake Ridge project is held 100% by Auryn and is subject to various royalty interests held by unrelated third parties.

Mineral resources

The project hosts numerous precious metal epithermal occurrences and a significant resource as listed in the table below (refer to 43-101 report dated June 7, 2013 as filed under Homestake Resource’s SEDAR profile at www.sedar.com). To date, 268 holes, totalling 77,845 metres, have been completed on the property and multiple exploration targets remain to be tested.

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AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and

Results of Operations for the Six Months Ended June 30, 2017

1.2.3        Homestake Ridge project (continued)

	Tonnes	Grade	Contained Au	Grade	Contained Ag	Grade	Contained Cu
		Au	(oz)	Ag	(oz)	Cu	(Mlb)
		(g/t)		(g/t)		(%)
$85/t Cut-off
Indicated	604,000	6.4	124,000	48.3	939,000	0.18	2.41
Inferred	6,766,000	4.2	911,000	93.6	20,400,000	0.11	16.6
$100/t Cut-off
Indicated	549,000	6.8	120,000	52	918,000	0.2	2.36
Inferred	5,600,000	4.7	846,000	105	19,000,000	0.11	14
$120/t Cut-off
Indicated	482,000	7.4	115,000	57	883,000	0.21	2.24
Inferred	4,470,000	5.4	779,000	117	16,900,000	0.12	11.6

Table 2: Combined Main Homestake, Homestake Silver and South Reef Resources at incremental $NSR/T cut-offs, See section 1.2.6 for cautionary language concerning mineral resources.

2017 Core drilling program

On July 17, 2017, the Company commenced its 15,000-meter core drilling program at the Homestake Ridge project. The program is expected to continued till October 2017 with results expected throughout Q3 and Q4 of 2017.

1.2.4        Peruvian exploration projects

Sombrero gold-copper project

On June 28, 2016, the Company entered into an option agreement (the “Sombrero Option”) with Alturas Minerals Corp. (“Alturas”) to acquire an 80% or 100% interest in the Sombrero copper-gold property located in southern Peru. In order to exercise the Sombrero Option and acquire an 80% interest in the project, the Company must incur US$2.1 million in work expenditures within a five-year period and make cash payments totalling US$200,000.

Upon the Company’s completion of the requirements to earn an 80% interest in the Sombrero Project, the parties shall form a customary 80:20 Joint Venture. For a period of 1 year after the formation of the Joint Venture, Alturas’ 20% interest shall be “free carried” and the Company shall have a right to acquire the remaining 20% for US$5 million.

The Sombrero Project lies within the north-western most projections of the Andahuaylas-Yauri Belt of southern Peru, an emerging and increasingly important porphyry copper and skarn belt. The belt strikes NW-SE and can be traced for more than 300 kilometers of strike length hosting important copper-gold-molybdenum deposits at Las Bambas, Haquira, Los Chancas, Cotambambas, Antapacay, Tintaya and Constancia, and is probably a northern extension of the copper-rich belt of the same Eocene-Oligocene age that strikes broadly N-S in Chile.

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Management’s Discussion and Analysis of Financial Conditions and

Results of Operations for the Six Months Ended June 30, 2017

1.2.4        Peruvian exploration projects (continued)

2017 Exploration results

In January 2017, the Company released the results from its two week reconnaissance sampling program which covered the southern half of the project area where 697 meters of trenching, 336 rock chip and 261 soil samples were collected. The results of this program have significantly expanded the known mineralization, defining an area of anomalous gold values that is approximately 2.3 kilometers by 500 meters in a region that had only seen limited historical grab sampling.

In addition, results from the northern most trench sampled during the program returned three distinct zones of oxide gold mineralization as follows:

•	53 meters at 1.75 g/t Au (including 14m at 5.23 g/t Au)
•	37 meters at 1.07 g/t Au (including 11m at 2.65 g/t Au)
•	11 meters at 0.7 g/t Au These intervals are estimated to be 35 – 50% of true width based on limited observations of northerly trending structures within the trench.

Huilacollo Option

The Huilacollo epithermal property is comprised of 2,000 hectares of intense hydrothermal alteration that is consistent with epithermal Au/Ag mineralization over a 4 by 6 km area located in the Tacna province of southern Peru. Historic drilling has resulted in the identification of a continuously mineralized gold/silver zone open in all directions. Contained within this area, there appears to be higher grade mineralization focused along well defined feeder structures as highlighted by trench intercepts up to 38m at 6.7g/t Au and drill holes including 34m @ 2.14g/t. Importantly, the mineralization as currently defined, represents less than 10% of the area of first order geophysical targets defined by overlapping high resistivity and low chargeability zones that represent the potential for oxide gold mineralization within silica bodies. Initial exploration work will focus on rapidly establishing drill targets through structural mapping, trenching, volumetric sampling, and multi-spectral analysis with an initial drill program planned for the fourth quarter of 2016. Huilacollo has excellent infrastructure with access by road, nearby high voltage power lines and water.

The Company acquired the rights to Huilacollo through an option agreement (the “Huilacollo Option”) with a local Peruvian company, Inversiones Sol S.A.C., under which the Company may acquire 100% interest, subject to an NSR, through a combination of work expenditures and cash payments as outlined in the table below.

Due Dates		Property Payments	Work Expenditures
Effective Date (May 11, 2016)	paid	US$ 250,000	US$ -
May 11, 2018		500,000	2,000,000
May 11, 2019		-	3,000,000
May 11, 2020		250,000	-
May 11, 2021		250,000	2,000,000
May 11, 2022		7,500,000	-
Total		US$ 8,750,000	US$ 7,000,000

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Management’s Discussion and Analysis of Financial Conditions and

Results of Operations for the Six Months Ended June 30, 2017

1.2.4        Peruvian exploration projects (continued)

2017 Acquisitions

On August 3rd, 2017, the Company announced that it has acquired the rights, through two separate transactions, to the Tacora and Andamarca properties that are contiguous to the Huilacollo gold epithermal project in the Tacna province of Southern Peru.

Tacora and Andamarca concessions were acquired in two separate transactions with private Peruvian owners. Under the terms of the Tacora acquisition agreement, the Company will pay US$200,000 on signing of the Public Deed transferring the concessions in favor of Corisur Peru SAC. The Tacora concessions are subject to a 0.5% NSR, 50% of which is buyable for US$500,000. Under the terms of the Andamarca acquisition agreement, the Company will pay US$450,000 on signing of the Public Deed transferring the concession in favor of Corisur Peru SAC. The Andamarca concession is subject to 1.5%NSR, 50% of which is buyable for US$2.5 million.

Baños del Indio

On September 26, 2016 the Company announced it had entered into an option agreement (the “Baños Option”) with a local Peruvian company, Exploandes S.A.C to earn a 100% interest in the Baños del Indio gold project located in the Tacna province of southern Peru, just 10 km to the north of Auryn’s Huilacollo project. Under the Baños Option, the Company may acquire a 100% interest, subject to a 3.0% NSR, through a combination of work expenditures and cash payments as outlined in the table below.

Due Dates		Property Payments	Work Expenditures
Effective Date (September 22, 2016)	paid	US$ 100,000	US$ -
September 22, 2017		100,000	200,000
September 22, 2018		100,000	250,000
September 22, 2019		200,000	1,000,000
September 22, 2020		150,000	2,000,000
September 22, 2021		2,500,000	-
Total		US$ 3,150,000	US$ 3,450,000

The Baños del Indio epithermal property is comprised of 5,000 hectares of well-developed high-level steam heated epithermal style alteration and is considered by Auryn to be one of the largest untested epithermal alteration centers in Peru.  Baños del Indio shares many similarities with the La Coipa mine complex in northern Chile where economic mineralization is principally located beneath similar high-level steam heated epithermal alteration. Initial exploration to define drill targets will focus on structural mapping, multi-spectral analysis to identify high temperature clays, volumetric sampling and induced polarization geophysical surveys.

Curibaya

On June 2, 2016, the Company announced its acquisition of a 100% ownership interest in the Curibaya property, which is also in the Tacna province of southern Peru. The Curibaya property, which consists of 31,600 hectares, was acquired through direct staking and the national auction process.

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AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and

Results of Operations for the Six Months Ended June 30, 2017

1.2.5       Overall program analysis and economics

During the six months ended June 30, 2017, the Company spent $12.4 million in exploration and acquisition expenditures on its mineral interests as detailed in the table below:

	Committee Bay & Gibson MacQuoid	Homestake Ridge	Peru	Total
Balance as at December 31, 2016	$39,465,860	$16,201,327	$3,148,091	$58,815,278
Acquisition costs
Additions:
Acquisition costs	160,135	-	462,944	623,079
Exploration and evaluation costs
Additions:
Drilling and sampling	1,478,019	6,777	56,852	1,541,648
Environmental & community	132,687	53,081	644,367	830,135
Geophysics and targeting	130,750	-	26,664	157,414
Logistics	4,521,044	90,717	109,386	4,721,147
Project support costs	508,001	82,475	351,745	942,221
Wages and consultants	1,911,418	462,346	641,745	3,015,509
Change in site reclamation asset	28,810	-	-	28,810
Share-based compensation	272,096	113,838	194,393	580,327
Total additions for the period	9,142,960	809,234	2,488,097	12,440,290
Currency translation adjustment	-	-	(118,975)	(118,975)
Balance as at June 30, 2017	$48,608,820	$17,010,561	$5,517,212	$71,136,593

1.2.6       Qualified persons and technical disclosures

Michael Henrichsen, P. Geo., Chief Operating Officer of Auryn, is the Qualified Person with respect to the technical disclosures in this MD&A.

Trenches 2017 (Sombrero, Peru):

Analytical samples were taken from each 1 meter interval of trench floor resulting in approximately 2-4kg of rock chips material per sample. Collected samples were sent to ALS Lab in Lima, Peru for preparation and analysis. All samples are assayed using 50g nominal weight fire assay with atomic absorption finish (Au-AA26) and multi-element aqua regia digest ICP-AES/ICP-MS method (ME-MS41). QA/QC programs for 2016 trench grab samples using internal standard and blank samples; field and lab duplicates indicate good overall accuracy and precision.

Intervals were calculated using a minimum of a 0.1 g/t Au cut-off at beginning and end of the interval and allowing for no more than seven consecutive samples (seven meters) of less than 0.1 g/t Au.

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Management’s Discussion and Analysis of Financial Conditions and

Results of Operations for the Six Months Ended June 30, 2017

1.2.6       Qualified persons and technical disclosures (continued)

Cautionary Note to United States Investors concerning Estimates of Measured, Indicated and Inferred Resource Estimates

This disclosure has been prepared in accordance with the requirements of Canadian provincial securities laws which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all mineral resource estimates included in this disclosure have been prepared in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum classification systems. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and resource estimates disclosed may not be comparable to similar information disclosed by U.S. companies.

In addition, this disclosure uses the terms “measured and indicated resources” and “inferred resources” to comply with the reporting standards in Canada. The Company advises United States investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the “inferred resources” exist. In accordance with Canadian securities laws, estimates of “inferred resources” cannot form the basis of feasibility or other economic studies. It cannot be assumed that all or any part of “measured and indicated resources” or “inferred resources” will ever be upgraded to a higher category or are economically or legally mineable. In addition, disclosure of “contained ounces” is permitted disclosure under Canadian securities laws; however, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

Three Bluffs resource estimations were completed by Roscoe Postle Associates Inc. (“RPA”) (see the Technical Report on the Three Bluffs Project, Nunavut Territory, Canada filed on the SEDAR on May 31, 2017).

The Homestake Ridge resource estimate was prepared by RPA. (see 43-101 report dated June 7, 2013 as filed under Homestake Resource’s SEDAR profile at www.sedar.com).

Peruvian interests within a special economic zone

The Company holds its interests in the Banos el Indio and Huilacollo through Corisur Peru SAC. These projects are located within a special economic zone situated within 50km of the Peruvian boarder. As a non-resident company, the Company’s right to ultimately exploit these licenses or register its interests require approval from the Peruvian government in the form of a Supreme Decree. The Company is in the process of submitting its applications with respect the approval and anticipates receiving the approval prior to excising it rights under the option agreements.

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AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and

Results of Operations for the Six Months Ended June 30, 2017

1.3        Selected annual information

	Twelve Months	Six Months	Twelve months
	December 31, 2016	December 31, 2015	June 30, 2015

Comprehensive loss for the period	$4,225,764	$2,382,107	$1,400,603
Net loss for the period	$4,255,233	$1,860,107	$1,922,603
Basic and diluted loss per share	$0.07	$0.05	$0.08
Total assets	$64,512,409	$31,031,214	$8,797,284
Total long-term liabilities	$1,746,572	$1,100,093	$-
Cash dividends per share	-	-	-

The Company generated no revenues from operations during the above periods.

1.4       Discussion of operations

Three months ended June 30, 2017 and 2016

During the three months ended June 30, 2017, the Company reported a net loss of $384,776 and loss per share of $0.01 compared to a net loss of $1,020,627 and loss per share of $0.02, respectively, for the three months period ended June 30, 2016. The $635,851 decrease in net loss is driven by a $1,111,023 decrease in other expenses, resulting from the amortization of the flow through liability premium, which partially offset the $475,172 increase in the administration expenses.

Significant variances within administration expense and other expenses are discussed as follows:

Administration expenses

(1)	Consulting fee, directors’ fee, wages and benefits increased by $531,942 during the three month ended June 30, 2017 due to a an increase of executive level and support personnel at the Company’s office in Vancouver as well as payment of performance bonuses.

(2)	Legal and professional fees and regulatory and filing fees increased by $44,131 mainly due to activities in relation to the Company’s listing on NYSE-American.

(3)	Share-based compensation expense decreased by $526,686 during the three months ended June 30, 2017 in comparison to the same period in the previous year. During the three months ended June 30, 2017, the Company granted 90,000 incentive share-purchase options to directors, officers, employees and others versus. 2,355,000 in the same period of the previous years.

Other expenses and income:

(4)	Interest income increase by $55,584 during the three months ended June 30, 2017 driven by higher cash balances during the period compared to the same period of the previous year. The cash balance was $26,775,145 at June 30, 2017 vs. $11,349,758 at June 30, 2016.

(5)	During the six months ended June 30, 2017, the Company recorded a loss of $132,900 in relation to the mark to market revaluation of the held for trading marketable securities at the period end. In comparison, the Company did not have any held for trading marketable securities during the three months ended June 30, 2016.

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Management’s Discussion and Analysis of Financial Conditions and

Results of Operations for the Six Months Ended June 30, 2017

1.4       Discussion of operations (continued)

(6)	During the three months ended June 30, 2017, the Company recorded other income of $1,902,167 related to the amortization of the flow-through share premium liability of $6,151,696 recognized in connection with the Company’s January 2017 brokered equity offering (see section 1.6/1.7). Flow-through share premium amortization during the three months ended June 30, 2016 was $667,180 in relation to a total flow-through share premium liability of $ 2,319,023 recognized in connection with the Company’s May 2016 bought deal financing. Flow-through eligible Canadian exploration and evaluation expenditures incurred during the three months ended June 30, 2017 were $7,111,834 compared to $2,573,410 for the same period in the previous year.

Six months ended June 30, 2017 and 2016

During the six months ended June 30, 2017, the Company reported a net loss of $1,197,823 and loss per share of $0.02 compared to a net loss of $2,136,978 and loss per share of $0.04, respectively, for the six months ended June 30, 2016. The $941,524 decrease in net loss is driven by a $1,755,761 decrease in other expenses, resulting from the amortization of the flow through liability premium, which offset the $809,260 increase in the administration expenses.

Significant variances within administration expense and other expenses are discussed as follows:

Administration expenses

(1)	Consulting fee, directors’ fee, wages and benefits increased by $493,739 during the six month ended June 30, 2017 consistent with the reasons discussed for the three month period - an increase of executive level and support personnel and payment of performance bonuses. The increase was partially offset due to a one-time severance payments during the six months ended June 30, 2016 to North Country employees.

(2)	Legal and professional fees and regulatory and filing fees increased by $65,847 commensurate with the increased activities of the company during the six-moth period ended June 30, 2017 and the activities in relation to the Company’s NYSE-American listing.

(3)	Share-based compensation expense decreased by $208,715 during the six months ended June 30, 2017 in comparison to the same period in the previous year. During the six months ended June 30, 2017, the Company granted 530,000 incentive share-purchase options to directors, officers, employees and others, compared to 2,355,000 share-based compensation in the same period of the previous year.

Other expenses and income:

(4)	Interest income increased by $111,099 during the six months ended June 30, 2017 driven by increased cash balances during the period compared to the same period of the previous year.

(5)	During the six months ended June 30, 2017, the Company recorded a loss of $172,770 in relation to the mark to market revaluation of the held for trading marketable securities at the period end. In comparison, the Company did not have any held for trading marketable securities during the six months ended June 30, 2016.

(6)	During the six months ended June 30, 2017, the Company recorded other income of $2,508,104 related to the amortization of the flow-through share premium liability (see section 1.6/1.7). Flow-through share premium liability amortized during the six months ended June 30, 2016 was $667,180. Flow-through eligible Canadian exploration and evaluation expenditures incurred during the six months ended June 30, 2017 were $9,377,315 compared to $2,573,410 for the same period in the previous year.

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Management’s Discussion and Analysis of Financial Conditions and

Results of Operations for the Six Months Ended June 30, 2017

1.4       Discussion of operations (continued)

Future operations and 2017 expenditure forecast

The Company’s guidance for 2017 is to expend approximately $35 to $ 45 million across its portfolio of exploration projects. As at the date of this MD&A, the Company remains on track to meet its stated objectives.

•	At Committee Bay, a 25,000 metre regional RAB drill program has been design to test multiple targets across the belt. This work in combination with further geophysical and geochemical surveys is expected to cost approximately $20 million (to date 22,00 metres have been drill, 88% of target).

•	On the Company’s recently acquired Gibson MacQuiod belt, an initial geochemical till survey has been planned to systematically screen the entire land package. The estimated cost for this work including logistical support is expected to be $1.7 million.

•	At the Homestake Ridge project, the Company has a planned a 15,000 metre drill program targeting extensions of the existing mineralization at Homestake Main, Homestake Silver and South Reef and discovery based drilling at the Slide Zone and across the Eskay and Homestake trends. The estimated cost for this work including logistical support and geochemical and geophysical vectoring is expected to be $8 million (to date 3,000 metres have been drilled, 20% of target).

•	Within Peru, an initial targeting program of $2.8 million has been approved by the Company’s board of directors with a goal of advancing Sombrero, Huilacollo and Baños del Indio to a drill ready state by the end of Q3 2017. At that stage, the Company will embark upon an aggressive drill strategy, the details of which are still being finalized.

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AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and

Results of Operations for the Six Months Ended June 30, 2017

1.5       Summary of quarterly results

Three months ended	Interest income	Net (loss) income	Comprehensive (loss) income	(Loss) Earnings per share
	$	$	$	$
June 30, 2017	77,644	(384,776)	(494811)	(0.01)
March 31, 2017	63,525	(813,047)	(820,945)	(0.01)
December 31, 2016	12,329	(2,262,717)	(2,230,287)	(0.03)
September 30, 2016	24,359	144,462	140,361	0.00
June 30, 2016	22,060	(1,020,627)	(1,019,487)	(0.02)
March 31, 2016	8,010	(1,116,351)	(1,116,351)	(0.02)
December 31, 2015	8,814	(1,186,038)	(1,186,038)	(0.02)
September 30, 2015	14,355	(674,069)	(1,196,069)	(0.01)

During the last eight quarters, the Company’s net income (loss) has ranged between net income of $144,462 and a net loss of $2,262,717. The Company’s losses and expenditures have generally increased during this period as the Company has progressed from project investigation and acquisition to exploration and development. The reason for the decrease in loss in the three-month periods ended June 30, 2017, March 31, 2017, September 30, 2016 and June 30, 2016 is in relation to the amortization of the flow through shares premium of $1,902,167, $605,937, $1,651,843 and $667,180 respectively that offsets the net loss. This accumulated gain was then recognized during the three months ended September 30, 2015.

1.6/1.7       Financial position and liquidity and capital resources

	June 30, 2017	December 31, 2016	December 31, 2015

Cash and restricted cash	$26,890,195	$2,571,838	$3,701,317
Mineral property interests	$71,136,593	$58,815,278	$25,103,359
Current liabilities	$6,838,180	$818,173	$513,885
Non-current liabilities	$1,795,272	$1,746,572	$1,100,093

As at June 30, 2017, the Company had cash of $ 26,775,145 (December 31, 2016 - $2,456,788) and working capital of $27,999,410 (December 31, 2016 - $2,977,539). Current liabilities that are to be settled in cash as at June 30, 2017 include accounts payable and accrued liabilities of $3,194,588, which have primarily been incurred in connection with the summer exploration program at the Company’s Committee Bay project.

During the three and six months ended June 30, 2017, the Company expended net cash of $2,456,762 and $3,564,401 respectively in operating activities compared to $990,204 and $1,937,692 respectively during the comparative periods in the prior year.

The Company expended $8,600,865 and $11,935,423 in investing activities during the three and six-month period ended June 30, 2017 respectively predominantly on program costs from its Committee Bay and Peruvian projects compared to $3,584,990 and $4,630,131 respectively in the same period of the previous year.

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Management’s Discussion and Analysis of Financial Conditions and

Results of Operations for the Six Months Ended June 30, 2017

1.6/1.7       Financial position and liquidity and capital resources (continued)

During the three and six months ended June 30, 2017, the Company raised net proceeds of $421,172 and $39,773,757 in financing activities through the issuance of common shares compared to $14,151,375 and $14,319,000 in the comparative periods of the previous year.

The Company’s current working capital is sufficient for the Company to meet its immediate liquidity requirements as well as the planned exploration programs on its mineral interest properties for the next twelve months.

Common shares issued

January 2017 Offering

On January 24, 2017, the Company closed a brokered equity offering for gross proceeds of $41,172,311 (the “January Offering”). Under the terms of the January Offering, the Company issued an aggregate of 4,590,818 flow-through shares at a price of $5.01 per flow-through share and 4,951,584 common shares at a price of $3.67 per common share. Share issue costs related to the January Offering totalled $2,259,952, which included $2,021,574 in commissions, and $239,578 in other issuance costs. The gross proceeds from the Offering were also offset by $6,151,696, an amount related to the flow-through share premium liability, which was partially amortized at June 30, 2017 as flow-through funds are being spent on Canadian exploration and evaluation expenditures. A reconciliation of the impact of the January Offering on share capital is as follows:

	Number of common shares	Impact on share capital
Common shares issued at $3.67 per share	4,951,584	$18,172,313
Flow-through shares issued at $5.01 per share	4,590,818	22,999,998
Cash share issue costs	-	(2,261,152)
Proceeds net of share issue costs	9,542,402	38,911,159
Flow-through share premium liability	-	(6,151,696)
	9,542,402	$32,759,463

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Management’s Discussion and Analysis of Financial Conditions and

Results of Operations for the Six Months Ended June 30, 2017

1.6/1.7       Financial position and liquidity and capital resources (continued)

A summary of the intended use of the net cash proceeds of $38,911,159 is presented as follows:

Use of Proceeds: Proposed 12 Month Budget	Intended Use of Proceeds of the January Offering	Actual Use of Proceeds of the Offering to June 30, 2017	(Over)/under expenditure
2017 Committee Bay Project Exploration Program (Flow Through eligible): • 25,000 metres of drilling • geophysical and till survey programs • Logistics and staging for 2017 programs	$15,500,003	$8,681,919	$6,818,084
2017 Homestake Exploration Program (Flow Through eligible) • 15,000 metres of drilling • geophysical and geochemical survey programs	$7,499,995	$695,396	$6,804,599
Peruvian exploration and general working capital (Non-Flow Through eligible)	$15,911,161	$ 2,758,699	$13,152,462
Total	$38,911,159	$12,136,014	$26,775,145
Explanation of variances and the impact of variances on the ability of the Company to achieve its business objectives and milestones.		The Company has commenced its programs at Committee Bay and Homestake, but the majority of the planned expenditures is scheduled for Q3 2017.

May 2016 prospectus offering

On May 4, 2016, the Company closed a bought deal financing for gross proceeds of $14,944,803 (the “May Offering”). Under the terms of the May Offering, the Company issued an aggregate of 4,732,700 Flow-Through Shares at a price of $1.89 per Flow-Through Share and 4,285,714 Common Shares at a price of $1.40 per Common Share.

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Management’s Discussion and Analysis of Financial Conditions and

Results of Operations for the Six Months Ended June 30, 2017

1.6/1.7       Financial position and liquidity and capital resources (continued)

A summary of the intended use of the net cash proceeds of $13,650,731 is presented as follows:

Use of Proceeds: Proposed 12 Month Budget	Intended Use of Proceeds of the May Offering	Actual Use of Proceeds of the May Offering to September 30, 2016	(Over)/under expenditure
2016 Committee Bay Project Exploration Program (Flow Through eligible): • Airborne electromagnetic surveys • 8,000 to 12,000 metres of drilling • Comprehensive till survey • Logistics and staging for 2016 programs	$8,944,803	$11,660,891	($2,716,088)
2016 Committee Bay Exploration Program (Non-Flow Through eligible) • Claim staking program • Equipment and camp maintenance • Project administration and holding costs	$750,000	$39,106	$710,894
General Working Capital	$3,955,928	$1,950,734	$2,005,194
Total	$13,650,731	$13,650,731	$-
Explanation of variances and the impact of variances on the ability of the Company to achieve its business objectives and milestones.		The Company drilled in excess of 13,000 metres at Committee Bay in 2016, as a result exploration expenditures were higher than originally anticipated.

Other sources of funds

As at June 30, 2017, the other sources of funds potentially available to the Company are through the exercise of outstanding stock options and share purchase warrants with terms as follows:

Stock options

Stock Options	Outstanding			Exercisable
Expiry date	Number of options	Exercise price	Remaining contractual life (years)	Number of options	Exercise price	Remaining contractual life (years)
Feb 17, 2019	1,150,000	$0.51	1.64	1,150,000	$0.51	1.64
Aug 17, 2020	1,170,000	1.30	3.13	1,170,000	1.30	3.13
Jun 21, 2021	2,250,000	2.63	3.98	1,681,250	2.63	3.98
Jan 10, 2022	440,000	3.22	4.53	165,000	3.22	4.53
May 5, 2022	90,000	3.04	4.85	22,500	3.04	4.85
	5,100,000	$1.90	3.32	4,188,750	$1.70	3.12

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Management’s Discussion and Analysis of Financial Conditions and

Results of Operations for the Six Months Ended June 30, 2017

1.6/1.7       Financial position and liquidity and capital resources (continued)

Warrants

Expiry date	Number of warrants	Exercise price
August 5, 2017	92,115	$0.85
August 14, 2017	67,645	0.85
September 16, 2017	1,457,500	1.70
May 4, 2018	30,503	1.40
	1,647,763	$1.61

In the future, the Company may have capital requirements in excess of its currently available resources and may be required to seek additional financing. There can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

1.8       Off-balance sheet arrangements

The Company does not utilize off-balance sheet arrangements.

1.9       Transactions with related parties

All transactions with related parties have occurred in the normal course of operations. All amounts are unsecured, non-interest bearing and have no specific terms of settlement, unless otherwise noted.

(a)	Related parties

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Universal Mineral Services Ltd. [1]
Included in the statement of operations:
Consulting fees, directors' fees, wages and benefits	$177,871	$71,094	$294,600	$147,961
Legal and professional fees	354	-	354	702
Office, rent and administration	109,591	101,351	221,488	202,356
Regulatory, transfer agent and shareholder information	777	5,745	2,700	5,745
Travel, marketing and investor relations	2,521	722	2,521	9,216
Project investigation costs	4,985	-	10,336	-
Capitalized to mineral property interests:
Committee Bay	198,027	6,580	298,954	6,580
Homestake	111,223	-	196,042	-
Peru	31,399	-	54,571	-
Total transactions for the period	$636,748	$185,492	$1,081,566	$372,560

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Management’s Discussion and Analysis of Financial Conditions and

Results of Operations for the Six Months Ended June 30, 2017

1.9       Transactions with related parties (continued)

1.	Universal Mineral Services Ltd., (“UMS”) is a private company with directors and officers in common that, pursuant to an agreement dated March 30, 2012 and as amended on December 30, 2015, provides office space and geological and administrative services to the Company on a cost recovery basis. The outstanding balance owing at June 30, 2017 to UMS was $184,081 (December 31, 2016 – $132,988). In addition, the Company had $150,00 on deposit with UMS as at June 30, 2017 (December 31, 2016 - $31,000).

1.10       Subsequent events

Refer to sections 1.2.1 and 1.2.4

1.11	Proposed transactions

None

1.12       Critical accounting estimates

The preparation of the financial statements in conformity with IFRS requires management to select accounting policies and make estimates and judgments that may have a significant impact on the consolidated financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances.

Key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are:

i.	Share-based compensation

The Company determines the fair value of stock options granted using the Black-Scholes option pricing model. This option pricing model requires the development of market-based subjective inputs, including the risk-free interest rate, expected price volatility and expected life of the option. Changes in these inputs and the underlying assumption used to develop them can materially affect the fair value estimate.

The fair values of the share options granted in 2017 and 2016 were estimated using the Black-Scholes option valuation model with the following assumptions on a weighted average basis:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Risk-free interest rate	0.87%	0.66%	0.94%	0.66%
Expected dividend yield	nil	nil	nil	nil
Stock price volatility	76%	98%	77%	98%
Expected life in years	4.35	4.00	4.34	4.00

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Results of Operations for the Six Months Ended June 30, 2017

1.12       Critical accounting estimates (continued)

ii.	Deferred tax assets and liabilities

Management judgment and estimates are required in assessing whether deferred tax assets and deferred tax liabilities are recognized in the consolidated statements of financial position. Judgments are made as to whether future taxable profits will be available in order to recognize deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, reserves, operating costs, and other capital management transactions. These judgments and assumptions are subject to risk and uncertainty and changes in circumstances may alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the consolidated statements of financial position and the benefit of other tax losses and temporary differences not yet recognized.

The Company’s deferred tax assets and liabilities were determined using a future income tax rate in Canada of 26% and 29.5% in Peru.

iii.	Reclamation obligations

Management assesses its reclamation obligations annually and when circumstances suggest that a material change to the obligations have occurred. Significant estimates and assumptions are made in determining the provision for rehabilitation and site restoration, as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent, the timing and the cost of reclamation activities, regulatory change, cost increases, and changes in discount rates. Those uncertainties may result in actual expenditure differing from the amounts currently provided. The provision at the reporting date represents management’s best estimate of the present value of the future reclamation costs required. Changes to estimated future costs are recognized in the statement of financial position by adjusting the reclamation asset and liability.

1.13       Changes in accounting policies including initial adoption

The Company has adopted the narrow scope amendments to IFRS 12 - Disclosure of Interests in Other Entities, IAS 7 - Statement of Cash Flows and IAS 12 - Income Taxes which are effective for annual periods beginning on or after January 1, 2017. The amendments did not have an impact on the Company's condensed interim consolidated financial statements.

1.14       Financial instruments and other instruments

As at June 30, 2017, the Company’s financial instruments consist of cash, marketable securities, amounts receivable, deposits and accounts payables and accrued liabilities. The fair values of these financial instruments approximate their carrying values due to their short-term to maturity. The Company’s financial instruments are exposed to certain financial risks including, credit risk, currency risks, liquidity risk, interest rate risk and capital risk management. Details of each risk are laid out in the notes to the Company’s consolidated interim financial statements.

It has been determined that these risks, individually and in aggregate, are not material to the Company as a whole.

1.15       Other requirements

Capital structure

Authorized: Unlimited number of common shares

Number of common shares issued and outstanding as at August 10, 2017: 77,026,562

Number of common shares issued and outstanding as at June 30, 2017: 76,873,333

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Management’s Discussion and Analysis of Financial Conditions and

Results of Operations for the Six Months Ended June 30, 2017

1.15       Other requirements (continued)

Capital structure (continued)

Share based options as at August 10, 2017:

Stock Options	Outstanding			Exercisable
Expiry date	Number of options	Exercise price $	Remaining contractual life (years)	Number of options	Exercise price $	Remaining contractual life (years)
Feb 17, 2019	1,130,000	0.51	1.53	1,130,000	0.51	1.53
Aug 17, 2020	1,170,000	1.30	3.02	1,170,000	1.30	3.02
Jun 21, 2021	2,250,000	2.63	3.87	1,681,250	2.63	3.87
Jan 10, 2022	440,000	3.22	4.42	220,000	3.22	4.42
May 5, 2022	90,000	3.04	4.74	33,750	3.04	4.74
	5,080,000	1.91	3.22	4,235,000	1.73	3.05

Share purchase warrants as at August 10, 2017:

Expiry date	Number of warrants	Exercise price
August 14, 2017	55,881	0.85
September 16, 2017	1,412,500	1.70
May 4, 2018	30,503	1.40
	1,498,884	$1.66

Disclosure controls and procedures

As defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, disclosure controls and procedures require that controls and other procedures be designed to provide reasonable assurance that material information required to be disclosed is duly gathered and reported to senior management in order to permit timely decisions and timely and accurate public disclosure.

Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the design and effectiveness of the Company’s disclosure controls and procedures (“DC&P”) and the design and effectiveness of internal controls over financial reporting (“ICFR”) as required by Canadian securities laws, and have concluded that such procedures are adequate to ensure accurate and complete disclosures in public filings.

Management is responsible for the establishment and maintenance of a system of internal control over financial reporting. This system has been designed to provide reasonable assurance that assets are safeguarded and that the financial reporting is accurate and reliable. The consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards, as issued by the IASB, and in accordance with accounting policies set out in the notes to the audited consolidated financial statements for the twelve months ended December 31, 2016.

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Management’s Discussion and Analysis of Financial Conditions and

Results of Operations for the Six Months Ended June 30, 2017

1.15       Other requirements (continued)

Disclosure controls and procedures (continued)

There are inherent limitations in all control systems and no disclosure controls and procedures can provide complete assurance that no future errors or fraud will occur. An economically feasible control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Additional disclosures pertaining to the Company’s management information circulars, material change reports, press releases and other information are available on the SEDAR website at www.sedar.com.

On behalf of the Board of Directors,

“Shawn Wallace”

Shawn Wallace

President and Chief Executive Officer

August 10, 2017

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